SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Affinity Gaming

(Name of the Issuer)

Affinity Gaming

Z Capital Affinity Owner, LLC

Affinity Merger Sub, Inc.

Z Capital Partners, L.L.C.

Zenni Holdings, LLC

Z Capital Group, L.L.C.

Z Capital Partners UGP, L.L.C.

Z Capital Partners GP I, L.P.

Z Capital Partners GP II, L.P.

Z Capital Partners I, L.P.

Z Capital Partners II, L.P.

Z Capital Partners II-A, L.P.

Z Capital Partners II-B, L.P.

Z Capital Partners Fund Holdings I, L.L.C.

Z Capital HG, L.L.C.

Z Capital HG-C, L.L.C.

Z Capital CUAL Co-Invest, L.L.C.

Z Capital Affinity Holdings, L.L.C.

James J. Zenni, Jr.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Marc Rubinstein Affinity Gaming 3755 Breakthrough Way, Suite 300 Las Vegas, NV 89135 (702) 341-2400	Martin J. Auerbach c/o Z Capital Partners, L.L.C. 1330 Avenue of the Americas 16th Floor New York, NY 10019 (212) 595-8400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to:

Brandon C. Parris Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105	Vijay Sekhon Sidley Austin LLP 1999 Avenue of the Stars, 17th Floor Los Angeles, CA 90067

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$209,050,176	$24,228.92

*

The filing fee is determined based on the aggregate merger consideration, which is the sum of (a) the product of 11,970,274 shares of common stock and the merger consideration of $17.35 per share (equal to $207,684,254) and (b) the difference between the merger consideration of $17.35 per share and the exercise price per share of each of the 217,158 stock options outstanding for which the exercise price per share is less than $17.35 (equal to $1,365,922). In accordance with Exchange Act Rule 0-11(c), the filing fee of $24,228.92 was determined by multiplying 0.0001159 by the aggregate merger consideration of $209,050,176.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,228.92

Form or Registration No.: Schedule 14A

Filing Party: Affinity Gaming

Date Filed: October 13, 2016

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction.

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Affinity Gaming, a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Z Capital Affinity Owner, LLC, a Delaware limited liability company (“Parent”); (iii) Affinity Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Purchaser Parties”); (iv) Z Capital Partners, L.L.C., a Delaware limited liability company (“Z Capital”); (v) Zenni Holdings, LLC, a Delaware limited liability company; (vi) Z Capital Group, L.L.C., a Delaware limited liability company; (vii) Z Capital Partners UGP, L.L.C., a Delaware limited liability company; (viii) Z Capital Partners GP I, L.P., a Delaware limited partnership; (ix) Z Capital Partners GP II, L.P., a Delaware limited partnership; (x) Z Capital Partners I, L.P., a Delaware limited partnership; (xi) Z Capital Partners II, L.P., a Delaware limited partnership; (xii) Z Capital Partners II-A, L.P., a Delaware limited partnership; (xiii) Z Capital Partners II-B, L.P., a Delaware limited partnership; (xiv) Z Capital Partners Fund Holdings I, L.L.C., a Delaware limited liability company; (xv) Z Capital HG, L.L.C., a Delaware limited liability company; (xvi) Z Capital HG-C, L.L.C., a Delaware limited liability company; (xvii) Z Capital CUAL Co-Invest, L.L.C., a Delaware limited liability company; (xviii) Z Capital Affinity Holdings, L.L.C., a Delaware limited liability company and the sole member and managing member of Parent (“Holdings”); and (xix) James J. Zenni, Jr., a citizen of the United States (such persons identified in clauses (iv) through (xix), collectively, the “Z Capital Filing Persons”).

On August 22, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Purchaser Parties. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Exchange Act, pursuant to the definitive version of which the Company’s Board of Directors will be soliciting proxies from stockholders of the Company in connection with the Merger. The adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the Common Stock is a condition to the consummation of the Merger. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Preliminary Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock will be converted into the right to receive $17.35 in cash, other than (i) shares held, directly or indirectly, by the Purchaser Parties or their affiliates, by the Company or its subsidiaries or by the Management Rollover Investors (as defined below), which will be cancelled without any payment, and (ii) shares held by stockholders who properly demand and perfect dissenters’ rights under Nevada law. Immediately prior to the Effective Time, the outstanding equity awards of certain members of management (the “Management Rollover Investors”) will be cancelled and exchanged for security interests in Holdings, and the Management Rollover Investors and Holdings will enter into a limited liability company agreement governing such security interests.  Outstanding equity awards held by non-Management Rollover Investors will, at the Effective Time, be treated in accordance with the terms of the Company’s Amended and Restated 2011 Long Term Incentive Plan and, therefore, will become fully vested and, in the case of an option to purchase Common Stock, be converted into the right to receive an amount in cash equal to the product of  (i) the excess, if any, of $17.35 over the exercise price per share of such stock option by (ii) the number of shares of Common Stock subject to the option, and, in the case of Restricted Stock, be converted into the right to receive an amount in cash equal to the product of (i) $17.35 and (ii) the number of shares of Common Stock subject to the Restricted Stock award.  If the Merger is completed, the Company will continue its operations as a privately held company beneficially owned by the Purchaser Parties (which are controlled by affiliates of Z Capital), and the Common Stock will be de-registered under the Exchange Act.

James J. Zenni, Jr. and Andrei Scrivens are members of the Board of Directors of the Company. Mr. Zenni is the Founder, President and Chief Executive Officer of Z Capital and Mr. Scrivens is an employee of Z Capital.  Certain affiliates of Z Capital own 8,418,615 shares of Common Stock (including 8,333 share of unvested time-based Restricted Stock), representing in the aggregate approximately 41.2% of the issued and outstanding shares of Common Stock of the Company.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Preliminary Proxy Statement, including the schedules and appendices attached thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the schedule and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1.                       Summary Term Sheet.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.                     Subject Company Information.

(a)                                               Name and Address: The name of the subject company is Affinity Gaming, a Nevada corporation (the “Company” or “Affinity”). The Company’s executive offices are located at 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada 89135 and its telephone number is (702) 341-2400.

(b)                                               Securities: The subject class of equity securities is the common stock, par value $0.001 per share, of the Company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Voting Rights; Quorum”

“Information about Affinity—Security Ownership of Certain Beneficial Owners and Management”

(c)                                                Trading Market and Price: There is no established trading market for the Company’s Common Stock, except for limited or sporadic, negotiated transactions.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Information about Affinity—Market Price of Affinity Common Stock and Dividend Information”

(d)                                               Dividends: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Merger Financing”

“The Merger Agreement—Interim Operations”

“Information about Affinity—Market Price of Affinity Common Stock and Dividend Information”

(e)                                                Prior Public Offerings: Not applicable.

(f)                                                 Prior Stock Purchases: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Transactions in Affinity Common Stock”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

Item 3.                       Identity and Background of Filing Person.

(a)                                               Name and Address: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information about Affinity—Background”

“Information about Affinity—Directors and Executive Officers”

“Information about Affinity—Security Ownership of Certain Beneficial Owners and Management”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

(b)                                               Business and Background of Entities: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Information about Affinity—Background”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

(c)                                                Business and Background of Natural Persons: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Background”

“Information about Affinity—Directors and Executive Officers”

“Information about Affinity—Security Ownership of Certain Beneficial Owners and Management”

“Information about Affinity—Related Party Transactions”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

Item 4.                       Terms of the Transaction.

(a)                                               Material Terms.

(1)                       Tender Offers. Not applicable.

(2)                       Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Merger Agreement—Conditions to the Merger”

“The Merger Agreement—Treatment of Stock Options and Restricted Stock”

“Agreements Involving Common Stock — Voting Agreements”

“The Special Meeting—Voting Rights; Quorum”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Appendix A—Agreement and Plan of Merger

(c)                                                Different Terms: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Merger Financing—Rollover Investments”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement—Treatment of Stock Options and Restricted Stock”

(d)                                               Appraisal Rights: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger—The Merger”

“Special Factors—Appraisal Rights”

“The Special Meeting—Appraisal and Dissenters’ Rights”

Appendix D—Nevada Revised Statutes §78.3793 and  §§92A.300-92A.500

(e)                                                Provisions for Unaffiliated Security Holders: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Background”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

(f)                                                 Eligibility for Listing or Trading: Not applicable.

Item 5.                       Past Contacts, Transactions, Negotiations and Agreements.

(a)                                               Transactions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Directors and Executive Officers”

“Information about Affinity—Security Ownership of Certain Beneficial Owners and Management”

“Information about Affinity—Related Party Transactions”

“Information about Affinity—Transactions in Affinity Common Stock”

(b)-(c)                             Significant Corporate Events; Negotiations or Contacts: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Merger Financing”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement”

“The Limited Guarantee”

“Information about Affinity—Related Party Transactions”

Appendix A—Agreement and Plan of Merger

(e)                                                Agreements Involving the Subject Company’s Securities: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Merger Financing”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Agreements Involving Common Stock—Voting Agreements”

“Agreements Involving Common Stock—Joinder Agreement”

“The Merger Agreement—Financing”

“Information about Affinity—Related Party Transactions”

Appendix A—Agreement and Plan of Merger

Item 6.                       Purposes of the Transaction and Plans or Proposals.

(b)                                               Use of Securities Acquired: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement—Treatment of Stock Options and Restricted Stock”

Appendix A—Agreement and Plan of Merger

(c)(1)-(8)              Plans: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Merger Financing”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Stock Options and Restricted Stock”

“The Merger Agreement—Interim Operations”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

Item 7.                       Purposes, Alternatives, Reasons and Effects.

(a)                                               Purposes: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

(b)                                               Alternatives: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

(c)                                                Reasons: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

Appendix B—Opinion of Financial Advisor

(d)                                               Effects: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Affinity after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Merger Financing”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Special Factors—Estimated Fees and Expenses of the Merger”

“Special Factors—Appraisal and Dissenters’ Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Stock Options and Restricted Stock”

“The Merger Agreement—Interim Operations”

“The Merger Agreement—Financing”

“The Special Meeting—Appraisal and Dissenters’ Rights”

Appendix A—Agreement and Plan of Merger

Appendix D—Nevada Revised Statutes §78.3793 and  §§92A.300-92A.500

Item 8.                       Fairness of the Transaction.

(a)-(b)                            Fairness; Factors Considered in Determining Fairness: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of Affinity for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

Appendix B—Opinion of Financial Advisor

The presentation dated August 22, 2016 prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) and reviewed by the Special Committee of the Board of Directors of the Company (the “Special Committee”) is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

(c)                                                Approval of Security Holders: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“The Merger Agreement—Conditions to the Merger”

“Agreements Involving Common Stock—Voting Agreements”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Appendix A—Agreement and Plan of Merger

(d)                                               Unaffiliated Representative: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

(e)                                                Approval of Directors: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

(f)                                                 Other Offers: Not Applicable.

Item 9.                       Reports, Opinions, Appraisals and Negotiations.

(a)-(c)                             Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Other Matters—Available Information”

Appendix B—Opinion of Financial Advisor

The presentation dated August 22, 2016 prepared by Deutsche Bank and reviewed by the Special Committee is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10.                Source and Amounts of Funds or Other Consideration.

(a)                                               Source of Funds: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

(b)                                               Conditions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

“The Limited Guarantee”

Appendix A—Agreement and Plan of Merger

(c)                                                Expenses: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Parent Termination Fee”

Appendix A—Agreement and Plan of Merger

(d)                                               Borrowed Funds: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

“The Merger Agreement—Amendment of Existing Credit Agreement”

Appendix A—Agreement and Plan of Merger

Item 11.                Interest in Securities of the Subject Company.

(a)                                               Securities Ownership: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Information about Affinity—Security Ownership of Certain Beneficial Owners and Management”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

(b)                                               Securities Transactions: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Transactions in Affinity Common Stock”

“Information Concerning the Purchaser Parties and the Z Capital Filing Persons”

Item 12.                The Solicitation or Recommendation.

(d)                                               Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Merger Financing—Rollover Investments”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Intent to Vote”

“The Merger Agreement—Voting”

“Agreements Involving Common Stock—Voting Agreements”

Appendix A—Agreement and Plan of Merger

(e)                                                Recommendations of Others: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Z Capital Filing Persons as to the Fairness of the Merger to Affinity’s Stockholders That Are Not Z Capital Rollover Investors”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Z Capital Filing Persons for the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Item 13.                Financial Statements.

(a)                                               Financial Information: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Information about Affinity—Selected Historical Consolidated Financial Data”

“Information about Affinity—Ratio of Earnings to Fixed Charges”

“Information about Affinity—Book Value Per Share”

“Other Matters—Available Information”

“Other Matters—Information Incorporated by Reference”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the financial statements set forth in Part I, Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016 are incorporated herein by reference.

(b)                                               Pro Forma Information: Not applicable.

Item 14.                Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)                            Solicitations or Recommendations; Employee and Corporate Assets: The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Special Meeting—Proxy Solicitation”

Appendix A—Agreement and Plan of Merger

Item 15.                Additional Information.

(b)                                               Golden Parachute Compensation. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Treatment of Stock Options and Restricted Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Affinity’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

(c)                                                Other Material Information. The entirety of the Preliminary Proxy Statement, including the schedule and appendices attached thereto, is incorporated herein by reference.

Item 16.                Exhibits.

(a)(1)	Preliminary Proxy Statement of Affinity Gaming (incorporated herein by reference to the Schedule 14A filed concurrently with this Schedule 13E-3).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press Release issued by Affinity Gaming, dated August 23, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 23, 2016).

(b)(1)

Commitment Letter, dated August 22, 2016, between Citizens Bank, N.A. and Merger Sub (incorporated herein by reference to Exhibit 99.31 to the Amendment No. 31 to Schedule 13D filed by certain of the Z Capital Filing Persons with the SEC on August 23, 2016).

(b)(2)

First Amendment to Credit Agreement, dated as of September 30, 2016, among the Affinity Gaming, the Subsidiary Guarantors and Credit Suisse AG, Cayman Islands Brach, as administrative agent and as collateral agent (incorporated hereing by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2016).

(c)(1)	Opinion of Deutsche Bank, dated August 22, 2016 (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement).

(c)(2)	Presentation of Deutsche Bank to the Special Committee, dated August 22, 2016.

(d)(1)

Agreement and Plan of Merger, dated August 22, 2016, among Z Capital Owner, LLC, Affinity Merger Sub, Inc. and Affinity Gaming (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement).

(d)(2)

Limited Guarantee, dated as of August 22, 2016, by and among Z Capital Partners II, L.P., Z Capital Partners II-A, L.P., Z Capital Partners II-B, L.P., and the Company (incorporated herein by reference to Appendix C of the Preliminary Proxy Statement).

(d)(3)

Voting and Support Agreement, dated as of August 22, 2016, by and among Parent, Merger Sub, and SPH Manager, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 23, 2016).

(d)(4)

Voting and Support Agreement, dated as of August 22, 2016, by and among Parent, Merger Sub, One East Partners Master, L.P., One East Partners Opportunities, L.P., One East Capital Advisors, L.P., and One East Partners Capital Management LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 23, 2016).

(d)(5)

Voting and Support Agreement, dated as of August 22, 2016, by and among the Company, Z Capital Partners Fund Holdings I, L.L.C., Z Capital Partners II, L.P., Z Capital Partners II-A, L.P., Z Capital Partners II-B, L.P., Z Capital HG, L.L.C., Z Capital HG-C, L.L.C., Z Capital CUAL Co-Invest, L.L.C., Z Capital Partners GP I, L.P., Z Capital Partners GP II, L.P., Z Capital Partners UGP, L.L.C., Z Capital Partners, L.L.C., Z Capital Group, L.L.C., Zenni Holdings, L.L.C., and James J. Zenni, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 23, 2016).

(d)(6)

Equity Commitment Letter, dated August 22, 2016, by and among Z Capital Partners II, L.P., Z Capital Partners, II-A, L.P., Z Capital Partners II-B, L.P., and Parent (incorporated herein by reference to Exhibit 99.32 to the Amendment No. 31 to Schedule 13D filed by certain of the Z Capital Filing Persons with the SEC on August 23, 2016).

(d)(7)

Rollover Commitment Letter, dated August 22, 2016, by and among Z Capital Partners GP I, L.P., Z Capital CUAL Co-Invest, L.L.C., Z Capital HG-C, L.L.C., Z Capital HG, L.L.C., Z Capital Partners Fund Holdings I, L.L.C., Z Capital Partners II, L.P., Z Capital Partners II-A, L.P., Z Capital Partners II-B, L.P., and Parent (incorporated herein by reference to Exhibit 99.30 to the Amendment No. 31 to Schedule 13D filed by certain of the Z Capital Filing Persons with the SEC on August 23, 2016).

(d)(8)

Acknowledgement and Joinder, dated August 22, 2016, by and between Z Capital Partners, L.L.C. and the Company (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 23, 2016).

(d)(9)	Confidentiality Agreement, dated November 28, 2015, by and between the Company and Z Capital Partners, L.L.C.

(d)(10)	Second Amendment to Executive Employment Agreement, dated October 13, 2016, by and between Affinity Gaming and Michael Silberling.

(d)(11)	Second Amendment to Confidential Employment Agreement, dated October 13, 2016, by and between Affinity Gaming and Walter Bogumil.

(d)(12)	First Amendment to Confidential Employment Agreement, dated October 13, 2016, by and between Affinity Gaming and Jeffrey Solomon.

(d)(13)	Z Capital Holdings, LLC Management Equity Term Sheet.

(f)(1)	Nevada Revised Statutes §78.3793 and §§92A.300-92A.500 (incorporated herein by reference to Appendix D of the Preliminary Proxy Statement).

SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2016

Affinity Gaming

By:	/s/ Michael Silberling
Name: Michael Silberling
Title: Chief Executive Officer

Z Capital Affinity Owner, LLC

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Affinity Merger Sub, Inc.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Zenni Holdings, LLC

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Group, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners GP I, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners GP II, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners I, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners II, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners II-A, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners II-B, L.P.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners Fund Holdings I, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners HG, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Partners HG-C, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital HG, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital HG-C, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital CUAL Co-Invest, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

Z Capital Affinity Holdings, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Authorized Person

/s/ James J. Zenni, Jr.
James J. Zenni, Jr.